Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

SERIES A VOTING PREFERRED STOCK

OF

YRC WORLDWIDE INC.

(Pursuant to Section 151 of the General

Corporation Law of the State of Delaware)

YRC WORLDWIDE INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) by the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), which authorizes the issuance, by the Corporation, in one or more series of up to 5,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”), and in accordance with the provisions of Section 151 of the General Corporation Law, the Board of Directors duly adopted the following resolutions on July 19, 2011:

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation, the Board hereby creates a new series of Preferred Stock of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, powers and preferences thereof, and the limitations thereof, as follows:

1. Designation. The designation of the series of Preferred Stock authorized by this resolution shall be Series A Voting Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), consisting of one (1) share.

2. Dividends. The holder of the share of Series A Preferred Stock shall not be entitled to the payment of any dividends or distributions.

3. Liquidation. In the event of any liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holder of the Series A Preferred Stock shall be entitled to receive an amount in cash equal to $1.00.

4. Redemption. The Series A Preferred Stock shall not be redeemable except as set forth in this Article 4.

(a) Unless a later date or event is otherwise approved by the Board, the share of Series A Preferred Stock shall be automatically redeemed by the Corporation out of funds legally available therefor at a redemption price of $1.00 with no further action required on the part of the holder of the Series A Preferred Stock upon the earliest of any of the following to occur:

(i) the Collective Bargaining Agreement expires or terminates and YRC Inc., USF Holland, Inc. and New Penn Motor Express, Inc. are not signatories to any other agreement with the Teamsters National Freight Industry Negotiating Committee (“TNFINC”) of the International Brotherhood of Teamsters (“IBT”) that permits TNFINC to elect two directors to the Board of Directors;

(ii) IBT ceases to be recognized by YRC Inc., USF Holland, Inc. or New Penn Motor Express, Inc. or under the National Labor Relations Act as the authorized bargaining representative of such companies’ employees; or

(iii) any transfer or purported transfer of the Series A Preferred Stock.

5. Conversion. The Series A Preferred Stock is not convertible into any other security of the Corporation.

6. Voting Rights.

(a) The Series A Preferred Stock shall be entitled to vote with all voting securities of the Corporation on all matters submitted to the holders of voting securities for vote. The Series A Preferred Stock also shall be entitled to receive notice of any meeting of the holders of the voting securities in accordance with the Certificate of Incorporation and Bylaws of the Corporation. Other than with respect to the election of directors as set forth below, for purposes of the voting rights set forth in this Section 6, the holder of Series A Preferred Stock shall be entitled to cast one vote per share.

(b) So long as the share of the Series A Preferred Stock remains outstanding and none of the conditions set forth in Section 4(a) above has occurred, the holder of the share of

Series A Preferred Stock shall be entitled to elect two (2) directors (the “Series A Directors”) to the Board, each of whom shall be, to be eligible and qualified for election as a Series A Director, an Independent Director at the time of his election.

(c) To be eligible and qualified to serve as a Series A Director during his term of office as a Series A Director, each Series A Director shall continue to be an Independent Director. If, at any time, any Series A Director ceases to be an Independent Director, such Series A Director shall immediately resign from the Board or be removed by the holder of the Series A Preferred Stock. Any or all Series A Directors may be removed from the Board at any time, with or without cause, by the holder of the Series A Preferred Stock.

(d) Vacancies on the Board resulting from death, resignation, retirement, disqualification or removal of a Series A Director may be filled solely by the affirmative vote of holders of the Series A Preferred Stock and not by the remaining Series A Director, if any.

(e) The term of office of each Series A Director shall terminate on the earlier of: (i) the date on which no shares of Series A Preferred Stock are outstanding, or the share of Series A Preferred Stock is subject to automatic redemption pursuant to Section 4(a) (whether or not redeemed) for any reason (at which time such Series A Directors shall automatically no longer be directors on the Board and shall not be entitled to receive notice of Board meetings, to attend or vote at Board meetings or be considered members of the Board for any purpose including for determining whether a quorum of directors is present at a meeting of the directors); (ii) the death, resignation, retirement, disqualification or removal of such Series A Director; or (iii) the due election and qualification of a successor to such Series A Director.

7. Committee Rights. For so long as the holder of Series A Preferred Stock has the right to elect the Series A Directors as provided for herein, the holder of the Series A Preferred Stock shall have the right to appoint one (1) Series A Director to serve on each of the governance, audit, finance and compensation committees of the Board so long as such committees exist; provided, however, that such Series A Director satisfies the qualifications set forth in Section 5.5 of the Bylaws. Each director of the Corporation that serves on a Board committee shall be subject to the corporate governance provisions in Article V of the Bylaws. Notwithstanding the foregoing, for so long as the share of Series A Preferred Stock remains outstanding, the Company may not amend Article V of the Bylaws in any manner adverse to the holder of the Series A Preferred Stock without such holder’s consent.

8. Transfer Rights. Neither the Series A Preferred Stock nor any rights, powers, preferences or privileges thereunder shall be transferrable, in whole or in part.

9. Certain Definitions.

As used herein with respect to the Series A Preferred Stock, the following terms shall have the following meanings:

“Board of Directors” has the meaning set forth in the introductory paragraph of this Certificate of Designations.

“Bylaws” means the Amended and Restated Bylaws of the Corporation as first adopted by the Board of Directors after the effective date of this Certificate of Designations.

“Collective Bargaining Agreement” means the 2008-2013 National Master Freight Agreement and its applicable supplemental agreements, as the same have been amended by the IBT Agreement and extended through March 31, 2015 and may be amended from time to time.

“Common Stock” means the common stock of the Corporation, par value $0.01 per share.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“IBT Agreement” means the Agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies and related Term Sheet / Proposal dated as of September 24, 2010.

“Independent Director” means a person other than a former or current officer, director, employee or member of IBT.

10. No Other Rights. The shares of Series A Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in the Certificate of Incorporation or as may be provided by law.

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IN WITNESS WHEREOF, YRC Worldwide Inc. has caused this Certificate of Designations to be duly executed in its name and on its behalf by its duly authorized officer this 22nd day of July, 2011.

YRC WORLDWIDE INC.

By:	/s/ Jeff P. Bennett
Name:	Jeff P. Bennett
Title:	Vice President - Legal, Interim General Counsel and Secretary